Sunset Financial Resources, Inc.

10245 Centurion Parkway North

Suite 305

Jacksonville, Florida 32256

October 5, 2006

VIA FACSIMILE: 202-772-9210

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Amanda McManus

Re:	Sunset Financial Resources, Inc. File No. 333-137219 Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed October 5, 2006

Dear Ms. McManus:

Sunset Financial Resources, Inc. (“Sunset”) as the registrant of the above-captioned registration statement hereby respectfully requests that the above referenced registration statement be permitted to become effective at 5:15 p.m., Eastern Standard Time, on Thursday, October 5, 2006, or as soon thereafter as is practicable. The above named registrant is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934. Specifically, Sunset acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our counsel, Kenneth L. Betts, at (214) 740-8000 of any questions.

Very truly yours,

SUNSET FINANCIAL RESOURCES, INC.

By:	/s/ Stacy M. Riffe
Stacy M. Riffe Chief Executive Officer